SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

StoneMor Partners L.P.
(Name of Issuer)

Common Units Representing Limited Partnership Interests
(Title of Class of Securities)

86183Q100
(CUSIP Number)

Axar Capital Management, LP

1330 Avenue of the Americas, 30th Floor

New York, NY 10019

(212) 356-6137

With a copy to:

Stuart D. Freedman, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 27, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☒

(Page 1 of 9 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86183Q100	SCHEDULE 13D/A	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Axar Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,872,773
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,872,773
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,872,773
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 4
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.1%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 86183Q100	SCHEDULE 13D/A	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Axar GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,872,773
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,872,773
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,872,773
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 4
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.1%
14	TYPE OF REPORTING PERSON OO, HC

CUSIP No. 86183Q100	SCHEDULE 13D/A	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON Andrew Axelrod
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,872,773
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,872,773
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,872,773
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 4
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.1%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP No. 86183Q100	SCHEDULE 13D/A	Page 5 of 9 Pages

This Amendment No. 2 ("Amendment No. 2") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on March 9, 2018 (the "Original Schedule 13D"), as amended by Amendment No. 1 filed with the SEC on July 31, 2018 ("Amendment No. 1", and the Original Schedule 13D as amended hereby and by Amendment No. 1, the "Schedule 13D") with respect to the Common Units Representing Limited Partnership Interests (the "Common Units"), of StoneMor Partners L.P., a Delaware limited partnership (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 2 shall have the meanings set forth in the Schedule 13D. This Amendment No. 2 amends Items 3, 4, 5(a)-(c) and 7 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated as follows:

Funds for the purchase of the Common Units reported herein were derived from general working capital of the Axar Vehicles. A total of approximately $47,429,770.07 was paid to acquire the Common Units reported herein.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On September 27, 2018, the Investment Manager, Axar GP, LLC and the Axar Vehicles (together, the "Axar Entities") entered into a Voting and Support Agreement (the "VSA") with the General Partner, GP Holdings, Robert Hellman, in his capacity as trustee under the Voting and Investment Trust Agreement for the benefit of American Cemeteries Infrastructure Investors, LLC ("ACII" and, together with GP Holdings, the "ACII Entities") pursuant to which each of the Axar Entities and ACII Entities agreed to, among other things, support a corporate reorganization on the terms outlined in the merger agreement entered into on September 27, 2018 by and among the Issuer, the General Partner, GP Holdings and a wholly-owned subsidiary of the General Partner (“Merger Sub”) (such agreement, the “Merger Agreement”) to convert the General Partner from a Delaware limited liability company into a Delaware corporation, to be named StoneMor Inc., whose common stock is expected to be listed for trading on the New York Stock Exchange. Pursuant to the Merger Agreement, (i) GP Holdings will contribute all of its Common Units (“GP Holdings’ Common Units”) to the General Partner and the General Partner will contribute GP Holdings’ Common Units to a newly formed and wholly-owned subsidiary of the General Partner (“LP Sub”), (ii) Merger Sub will merge with and into the Partnership and each Common Unit (other than those held by LP Sub) will convert into the right to receive one share of common stock, par value $0.01 per share, of StoneMor Inc. As a result of the Merger Agreement, LP Sub will be the sole limited partner of the Issuer, StoneMor Inc. will continue to be the sole general partner of the Issuer, and each holder of

CUSIP No. 86183Q100	SCHEDULE 13D/A	Page 6 of 9 Pages

Common Units (other than LP Sub) will become shareholders of StoneMor Inc. Pursuant to the VSA, the Axar Entities and the ACII Entities agreed to (i) vote their Common Units of the Issuer in favor of the corporate reorganization, and (ii) enter into a standstill limiting their respective actions with respect to the Issuer, in each case until the earliest of (A) the consummation of the reorganization, (B) the termination of the Merger Agreement, (C) the date that any amendment to the Merger Agreement is made that adversely affects the rights of any Axar Entity without the written consent of the Axar Entities and (D) June 30, 2019. The VSA also provides that each of the ACII Entities and the Axar Entities with the right to participate, prorata based on its respective ownership percentage of the outstanding equity in future equity raises, if any, by the Issuer.

On September 27, 2018, the Axar Entities entered into a Nomination and Director Voting Agreement (the "Director Voting Agreement") with the General Partner, the ACII Entities pursuant to which each of the Axar Entities and ACII Entities agreed to, as a condition for entering into the VSA, among other things, certain post-conversion governance provisions relating to StoneMor Inc., including that the Merger Agreement for the corporate reorganization will provide for a nine member board of directors, with ACII having the right to designate two directors and the Investment Manager having the right to designate one director so long as each holds specified amounts of common stock, as well as a standstill agreement to be entered into by each of the Investment Manager and ACII limiting their respective actions with respect to StoneMor Inc. so long as each has board representation. The Director Voting Agreement also provides that each of the ACII Entities and the Axar Entities with the right to participate, pro rata based on its respective ownership percentage of the outstanding equity in future equity raises, if any, by StoneMor Inc.

The VSA and the Director Voting Agreement may result in the Reporting Persons being deemed a "group" with ACII and certain of their affiliates (the "ACII Reporting Persons") within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The ACII Reporting Persons separately report their beneficial ownership of the Common Stock on a Schedules 13D with the Securities and Exchange Commission and reference is hereby made to those filings for the beneficial ownership of each ACII Reporting Person and any changes thereto.

The foregoing description is a summary of the VSA and the Director Voting Agreement, does not purport to be complete and is qualified in its entirety by reference to the full text thereof. The VSA and the Director Voting Agreement, which are referenced as Exhibit 3 and Exhibit 4 to this Schedule 13D, respectively, are incorporated herein by reference.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER
Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated as follows:

CUSIP No. 86183Q100	SCHEDULE 13D/A	Page 7 of 9 Pages

(a)	The percentages used in this Schedule 13D are calculated based upon 37,958,645 Common Units reported to be outstanding as of June 20, 2018 in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2017 filed with the Securities and Exchange Commission on July 17, 2018.

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Common Units and percentage of the Common Units beneficially owned by each of the Reporting Persons.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Common Units as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Information concerning transactions in the Common Units effected by the Reporting Persons during the past sixty days is set forth in Schedule A hereto and is incorporated herein by reference.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit 3:	Voting and Support Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 28, 2018).
Exhibit 4:	Nomination and Director Voting Agreement.

CUSIP No. 86183Q100	SCHEDULE 13D/A	Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 28, 2018

AXAR CAPITAL Management, LP
By: Axar GP, LLC, its General Partner
By: /s/ Andrew Axelrod
Name: Andrew Axelrod
Title: Sole Member

AXAR GP, LLC

By: /s/ Andrew Axelrod
Name: Andrew Axelrod
Title: Sole Member

/s/ Andrew Axelrod
ANDREW AXELROD

CUSIP No. 86183Q100	SCHEDULE 13D/A	Page 9 of 9 Pages

Schedule A

Transactions in Common Units of the Issuer During the Last 60 Days

The following table sets forth all transactions in the Common Units effected in the past sixty days by the Reporting Persons. Except as otherwise noted, all such transactions were effected in the open market through brokers and the price per share is net of commissions.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)

8/3/2018	6,848	4.3547
8/6/2018	7,200	4.4869
8/7/2018	1,520	4.5000
8/8/2018	400	4.5000
8/9/2018	12,800	4.4651
8/13/2018	400	4.5000
8/15/2018	640	4.5000
8/20/2018	2,176	4.4795
8/27/2018	10,717	4.4902
8/28/2018	4,240	4.4951
8/29/2018	3,308	4.4917
8/30/2018	2,044	4.4973
8/31/2018	1,571	4.4901
9/4/2018	20,000	4.4595
9/5/2018	13,772	4.4736
9/6/2018	20,000	4.4534
9/7/2018	10,478	4.4193
9/10/2018	19,200	4.5398
9/11/2018	9,795	4.4850
9/12/2018	10,400	4.4448
9/13/2018	16,071	4.4887
9/14/2018	20,000	4.4350
9/17/2018	6,420	4.3358
9/18/2018	14,400	4.4726
9/18/2018	4,640	4.4967
9/19/2018	2,320	4.4665
9/19/2018	800	4.4850